                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------



                                   FORM 11-K



(Mark One)

         /x/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1993

                                       OR

         / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                 For the transition period from ----- to -----

Commission File Number 1-8323

                        --------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         CIGNA Corporation
         Savings and Investment Plus Plan
         Two Liberty Place, 17th Floor
         1601 Chestnut Street
         P.O. Box 7716
         Philadelphia, PA  19192-2172

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         CIGNA Corporation
         One Liberty Place
         1650 Market Street
         Philadelphia, PA  19192-1550

                              Required Information

Financial statements and schedules for CIGNA Corporation's Savings and Investment Plus Plan, prepared in accordance with the financial reporting requirements of ERISA, appear on pages 11-K-3 through 11-K-22 of this Annual Report on Form 11-K.





                                     11-K-2

                        SAVINGS AND INVESTMENT PLUS PLAN

                            Financial Statements and
                             Supplemental Schedules

                                  Years Ended
                           December 31, 1993 and 1992





                                     11-K-3

                        SAVINGS AND INVESTMENT PLUS PLAN

                               TABLE OF CONTENTS



                                                                                                Page
                                                                                               Number
                                                                                               ------
 Report of Independent Accountants                                                                1


 Financial Statements:

      Statements of Net Assets Available for Benefits                                             2

      Statements of Changes in Net Assets Available for Benefits                                  3

      Notes to Financial Statements                                                             4-13


 Supplemental Schedules:

          Schedule I       -       Assets Held for Investment                                    15

          Schedule II      -       Party-In-Interest Transactions                                16

          Schedule III     -       Reportable Transactions                                       17

          Schedule IV      -       Reconciliation of Form 5500 to Financial
                                   Statements                                                    18





                                     11-K-4

Price Waterhouse                                Thirty South Seventeenth Street
                                                Philadelphia, PA 19103-4094
                                                Telephone  215-575-5000

                                                [PRICE WATERHOUSE LOGO]



                       REPORT OF INDEPENDENT ACCOUNTANTS




June 27, 1994

To the Board of Directors of CIGNA Corporation and the Participants and Administrator of the Savings and Investment Plus Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings and Investment Plus Plan at December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I through IV is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





/s/ PRICE WATERHOUSE


                                    11-K-5

                        SAVINGS AND INVESTMENT PLUS PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                                       AS OF DECEMBER 31,
                                                                             -------------------------------------

                                                                                    1993                 1992
ASSETS

 Fixed Income Fund (formerly Guaranteed Fund)                                $    772,747,272       $  525,838,530

 Growth and Income Fund (formerly Variable Fund)                                   99,286,123           94,326,490

 Fidelity Advisor Growth Opportunities Fund                                        55,574,551                   --

 Stock Market Index Fund                                                           18,533,813                   --

 CIGNA Stock Fund                                                                  43,512,462           39,484,065

 Participant Loans                                                                 21,736,673                   --
                                                                                -------------          -----------


NET ASSETS AVAILABLE FOR BENEFITS                                            $  1,011,390,894       $  659,649,085
                                                                                =============          ===========





  The Notes to Financial Statements are an integral part of these statements.

                                    11-K-6

                        SAVINGS AND INVESTMENT PLUS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                                         YEAR ENDED DECEMBER 31,
                                                                                --------------------------------------------
                                                                                     1993                        1992
INVESTMENT INCOME

 Interest                                                                         $    48,035,310             $   38,983,675

 Dividends                                                                              2,030,134                  2,042,368

 Realized gains on sale of CIGNA stock                                                  3,580,539                    147,141

 Unrealized depreciation in CIGNA stock                                                  (871,194)                (1,501,910)

 Net investment gain from separate accounts                                             4,198,363                  3,598,550
                                                                                   --------------              -------------

   Total investment income                                                             56,973,152                 43,269,824
                                                                                   --------------              -------------

CONTRIBUTIONS

 Employees' contributions                                                              69,388,945                 65,740,043

 Employers' contributions
   (net of forfeitures of $797,184 in 1993; $429,800 in 1992)                          28,031,898                 27,412,216

 Rollover contributions                                                                 1,947,228                    -
                                                                                   --------------              -------------

   Total contributions                                                                 99,368,071                 93,152,259
                                                                                   --------------              -------------

WITHDRAWALS AND DISTRIBUTIONS                                                         (45,160,360)               (46,961,623)
                                                                                   --------------              -------------

COMMISSION EXPENSE                                                                        (10,712)                   -
                                                                                   --------------              -------------

NET INCREASE                                                                          111,170,151                 89,460,460

TRANSFERS FROM OTHER PLANS                                                            240,571,658                    -

NET ASSETS AVAILABLE FOR BENEFITS
 Beginning of year                                                                    659,649,085                570,188,625
                                                                                   --------------              -------------
 End of year                                                                      $ 1,011,390,894             $  659,649,085
                                                                                   ==============              =============





  The Notes to Financial Statements are an integral part of these statements.

                                    11-K-7

                        SAVINGS AND INVESTMENT PLUS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF PLAN

Generally, all domestic employees of CIGNA Corporation (CIGNA) and its participating subsidiaries who have completed at least one year of service are eligible to participate in the Savings and Investment Plus Plan (SIP or the Plan). The following description of the Plan provides general information only. A more complete explanation of the features and benefits available under the Plan is contained in the SIP Summary Plan Description and Prospectus.

The Plan permits tax-deferred contributions to a maximum of 16% of a participant's eligible earnings. Eligible earnings were limited to $235,840 and $228,860 in 1993 and 1992, respectively. Tax-deferred contributions are accomplished by means of an employee's election, pursuant to Section 401(k) of the Internal Revenue Code, to have an amount withheld by the employer from the employee's compensation, and for the employer to remit to the employee's plan account an amount equal to such withholding. Tax-deferred contributions are also referred to herein as "employee contributions." Under the Internal Revenue Code, tax-deferred contributions were limited to $8,994 and $8,728 in 1993 and 1992, respectively. To comply with anti-discrimination provisions, tax-deferred contributions for highly compensated employees were effectively limited to 5.9% and 5.5% of eligible earnings in 1993 and 1992, respectively. CIGNA companies made matching contributions in an amount equal to 50% of the first 6% of eligible earnings contributed by participants. These matching contributions are referred to herein as "employer contributions".

Employee contributions, including related investment earnings, are fully vested at all times. Employer contributions are fully vested for participants who were employees of CIGNA or one of its subsidiaries on December 31, 1984 or who were employees of CIGNA Healthplan Inc. (CHP) or one of its subsidiaries on May 6, 1988. Employer contributions for all other participants vest 20% for each year of service. Employer contributions and related investment earnings are fully vested upon an employee's attainment of retirement age, death or permanent disability, or upon the employer's termination of participation in the Plan. Upon termination of a participant's employment, that portion of employer contributions which is not vested is forfeited. Forfeited amounts are used to reduce future employer contributions.

Effective July 1, 1993, the Plan began to accept rollover contributions. A rollover contribution to SIP represents a distribution a participant receives from another employer-sponsored, tax qualified, pension or profit sharing plan. Distributions from other plans are subject to certain conditions to be eligible for rollover into SIP.

Effective July 1, 1993, the Plan began to permit participants to borrow a portion of their account, subject to certain limitations, at a competitive rate of interest with a specified repayment period. The loan is secured by the participant's SIP account balance. Generally, loan repayments are made by payroll deduction. The interest portion of every repayment is added to the participant's SIP account balance as earnings. Both the interest and principal portions of every repayment are allocated to the participant account according to the investment election in effect at the time of the repayment. Loan interest rates remain fixed during the term of the loan. If a default occurs, the amount of the outstanding loan balance is treated as a distribution to the participant. The defaulting participant is subject to immediate taxation on the taxable portion of the defaulted amount, including a possible 10% penalty tax. Participants may withdraw funds subject to the requirements of the Plan, and such withdrawn funds may be subject to immediate taxation and a possible 10% penalty tax.

                                    11-K-8

                        SAVINGS AND INVESTMENT PLUS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF PLAN (continued)

On termination of employment due to death, disability, retirement or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, monthly installments for up to 15 years, or an annuity. To the extent amounts are invested in the CIGNA Stock Fund, such amounts may be received in CIGNA common stock.

Effective July 1, 1993, Plan amendments renamed two of the three existing funds and added two new investment fund options. Plan participants may elect to invest in any combination of the five funds, and are permitted to transfer assets, subject to certain restrictions, among the funds.

Growth and Income Fund (formerly named the Variable Fund) - Prior to January 1, 1993, contributions to this fund were invested in Separate Account 3 (SA-3) of Connecticut General Life Insurance Company (CGLIC), a CIGNA subsidiary. SA-3, a pooled common stock fund, invested in common stock of companies chosen principally for long-term growth and capital appreciation. SA-3 was closed effective December 31, 1992. Effective January 1, 1993, the assets in this fund were transferred into Separate Account 9V (SA-9V) of CGLIC, also a pooled common stock fund. The investment focus for SA-9V is long-term growth of capital and a reasonable level of income.

CIGNA Stock Fund - The CIGNA Stock Fund is invested in shares of CIGNA common stock. Such shares presently are purchased on the open market but may be acquired directly from CIGNA. From time to time, a portion of CIGNA Stock Fund assets may be invested in short-term investments.

Fixed Income Fund (formerly named the Guaranteed Fund) - This fund consists of a group fixed annuity contract with CGLIC and effective December 31, 1993, as a result of a plan merger, guaranteed investment contracts maintained in an account with The Equitable Life Assurance Society of the United States (Equitable). New contributions to the fund are invested in the contract with CGLIC. Contributions or transfers into the Equitable account are not permitted. The contracts with CGLIC and Equitable guarantee the principal and accumulated interest of all funds deposited. The annual rates of interest are declared in advance and subject to change. The effective annual yields during 1993 and 1992 for CGLIC's contract were 7.5% and 8.4%, respectively. The effective annual yield of the Equitable contracts during 1993 was 8.14%, and the income on these contracts was included in the net assets merged into the Plan.

Stock Market Index Fund - Contributions to this new investment option are invested in Separate Account B (SA-B) of CGLIC, a pooled common stock fund. The fund's objective is to attempt to match the performance of the Standard & Poor's 500 Composite Stock Price Index.

Fidelity Advisor Growth Opportunities Fund - Contributions to this new investment option are invested in Separate Account 55A (SA- 55A) of CGLIC. All the assets of this pooled separate account are invested in the Fidelity Advisor Growth Opportunities Portfolio. The fund's objective is long-term capital growth. The Fidelity portfolio consists primarily of common stocks or securities convertible into common stocks.

Mellon Bank (East) N.A., Philadelphia, Pennsylvania is the Trustee for the Plan.

Contributions are received and allocated to the designated funds by CGLIC. While contributions are pending allocation, they are invested in short-term investments.

                                    11-K-9

                       SAVINGS AND INVESTMENT PLUS PLAN
                        NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Certain reclassifications have been made to the 1992 financial statements to conform to the 1993 presentation.

The group fixed annuity contract with CGLIC and the guaranteed investment contracts with Equitable are stated at contract value, which approximates fair value. Contract value represents the aggregate amount on deposit, including accumulated interest. CIGNA common stock is carried at market value, which is based upon quotations obtained from national securities exchanges. Participation units in the separate accounts are valued based on the fund's net asset value, which is based on the fair value of the underlying assets of the fund. Short-term investments are carried at cost, which approximates fair value.

Employers' contributions receivable is net of employee forfeitures and any excess contributions which are applied against future employer contributions.

Benefits are recorded when paid.

Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Realized investment gains and losses are based on the average cost of the investments sold. Investment transactions are recorded on the trade date.

NOTE 3 - PARTICIPATION IN THE PLAN

Employees' contributions and employers' contributions (net of forfeitures) for the years ended December 31, 1993 and 1992 were as follows:

                                                                                      Employers'
                                                                   Employees'       Contributions
                                                                 Contributions         (Net of
                            1993                                 and Rollovers       Forfeitures)
 -----------------------------------------------------------     -------------      -------------
 CIGNA Corporation                                                 $ 3,554,204        $ 1,390,146
 CIGNA Holdings, Inc.                                                   17,583              7,318
 CIGNA Dental Health, Inc.                                             346,415            145,370
 CIGNA Healthplan, Inc. subsidiaries                                 6,936,582          2,710,494
 CIGNA Information Services                                            456,625            182,159
 CIGNA Investments, Inc.                                             1,686,297            731,384
 Connecticut General Life Insurance Company                         21,438,087          8,484,371
 ESIS, Inc.                                                             48,161             21,522
 INA Life Insurance Company of New York                                104,238             40,262
 Insurance Company of North America                                 26,717,386         10,279,448
 Life Insurance Company of North America                             1,952,314            831,307
 MCC Behavioral Care, Inc.                                           1,508,208            544,192
 Montgomery and Collins, Inc.                                          186,969             71,165
 Recovery Services International, Inc.                                 334,961            116,070
 Ross-Loos Healthplan of California, Inc.                            6,048,143          2,476,690
                                                                    ----------         ----------
                                                                   $71,336,173        $28,031,898
                                                                    ==========         ==========

                                    11-K-10

                        SAVINGS AND INVESTMENT PLUS PLAN
                         NOTES TO FINANCIAL STATEMENTS




NOTE 3 - PARTICIPATION IN THE PLAN (continued)

                                                                                                  Employers'
                                                                           Employees'        Contributions (Net of
                              1992                                       Contributions           Forfeitures)
 --------------------------------------------------------------------    -------------       ---------------------
 CIGNA Corporation                                                         $ 3,317,625             $ 1,396,689
 CIGNA Dental Health, Inc.                                                     274,863                 114,222
 CIGNA Healthplan, Inc. subsidiaries                                         5,990,628               2,496,112
 CIGNA Information Services                                                    393,546                 159,489
 CIGNA Investments, Inc.                                                     1,561,705                 710,291
 Connecticut General Life Insurance Company                                 22,650,478               9,554,168
 ESIS, Inc.                                                                     37,059                  17,107
 International Benefit Services Corp.                                           98,531                  41,279
 INA Life Insurance Company of New York                                         90,685                  35,178
 Insurance Company of North America                                         22,299,738               9,100,932
 Life Insurance Company of North America                                     1,856,566                 799,649
 MCC Behavioral Care, Inc.                                                   1,077,587                 419,841
 Montgomery and Collins, Inc.                                                  222,645                  93,772
 Recovery Services International, Inc.                                         291,287                 104,110
 Ross-Loos Healthplan of California, Inc.                                    5,574,376               2,368,015
 Self-Insurers' Management Corp.                                                 2,724                   1,362
                                                                            ----------              ----------

                                                                           $65,740,043             $27,412,216
                                                                            ==========              ==========

                                    11-K-11

                        SAVINGS AND INVESTMENT PLUS PLAN
                         NOTES TO FINANCIAL STATEMENTS


Note 4 - Investments

A breakdown by asset type of net assets available for benefits for each fund as of December 31, 1993 and 1992 is presented below.

                                                           FIXED            GROWTH &      FIDELITY ADVISOR
                                                        INCOME FUND       INCOME FUND          GROWTH
                                                         (FORMERLY         (FORMERLY        OPPORTUNITIES
              AS OF DECEMBER 31, 1993                 GUARANTEED FUND)   VARIABLE FUND)         FUND
- - - -------------------------------------------------    ----------------    -------------     ---------------
Assets

Investments, at fair value:

   Connecticut General Life Insurance Company:

       Fixed annuity contract                         $ 737,360,747            -                 -

       Separate Account 9V                                 -              $ 99,286,123           -

       Separate Account 55A                                -                   -            $ 55,574,551

       Separate Account B                                  -                   -                 -

   Equitable guaranteed investment contracts             35,386,525            -                 -

   CIGNA Corporation common stock                          -                   -                 -

   Short-term investments                                  -                   -                 -

   Participant loans                                       -                   -                 -
                                                      -------------       ------------    --------------
Total investments                                       772,747,272         99,286,123        55,574,551

Investment income receivable                               -                   -                 -
                                                      -------------       ------------      ------------
Net assets available for benefits                     $ 772,747,272       $ 99,286,123      $ 55,574,551
                                                      =============       ============      ============

                                                      STOCK MARKET      CIGNA       PARTICIPANT
              AS OF DECEMBER 31, 1993                 INDEX FUND     STOCK FUND       LOANS             TOTAL
- - - -------------------------------------------------    -------------  -----------    -------------   ----------------
Assets

Investments, at fair value:

   Connecticut General Life Insurance Company:

       Fixed annuity contract                            -               -              -           $    737,360,747

       Separate Account 9V                               -               -              -                 99,286,123

       Separate Account 55A                              -               -              -                 55,574,551

       Separate Account B                            $ 18,533,813        -              -                 18,533,813

   Equitable guaranteed investment contracts             -               -              -                 35,386,525

   CIGNA Corporation common stock                        -          $ 42,723,149        -                 42,723,149

   Short-term investments                                -               274,523        -                    274,523

   Participant loans                                     -               -         $ 21,736,673           21,736,673
                                                     ------------   ------------   ------------     ----------------

Total investments                                      18,533,813     42,997,672     21,736,673        1,010,876,104

Investment income receivable                             -               514,790        -                    514,790
                                                     ------------   ------------   ------------     ----------------

Net assets available for benefits                    $ 18,533,813   $ 43,512,462   $ 21,736,673     $  1,011,390,894
                                                     ============   ============   ============     ================

                                    11-K-12

                        SAVINGS AND INVESTMENT PLUS PLAN
                         NOTES TO FINANCIAL STATEMENTS



Note 4 - Investments (continued)

                                                     GUARANTEED           VARIABLE             CIGNA
            AS OF DECEMBER 31, 1992                     FUND                FUND            STOCK FUND                   TOTAL
- - - ---------------------------------------------       ------------        ------------     -----------------       ------------------
Assets

Investments, at fair value:

   Connecticut General Life Insurance Company:

     Fixed annuity contract                         $ 516,753,531             -                  -                $   516,753,531

     Separate Account 3                                    -           $  93,144,239             -                     93,144,239

  CIGNA Corporation common stock                           -                  -          $   40,474,993                40,474,993

  Short-term investments                                4,735,829          1,177,259            389,591                 6,302,679
                                                    -------------      -------------     --------------           ---------------

Total investments                                     521,489,360         94,321,498         40,864,584               656,675,442

Investment income receivable                               -                  -                 525,321                   525,321

Employers' contributions receivable, net                1,810,453            481,768            156,101                 2,448,322

Interfund transfers receivable (payable)                2,538,717           (476,776)        (2,061,941)                   -
                                                    -------------      -------------     --------------           ---------------

Net assets available for benefits                   $ 525,838,530      $  94,326,490     $   39,484,065           $   659,649,085
                                                    =============      =============     ==============           ===============

                                    11-K-13

                        SAVINGS AND INVESTMENT PLUS PLAN
                         NOTES TO FINANCIAL STATEMENTS


Note 4 - Investments (continued)

An analysis of the changes in net assets available for benefits by investment fund for the years ended December 31, 1993 and 1992 is presented below.

                                                             FIXED            GROWTH &         FIDELITY ADVISOR
                                                          INCOME FUND       INCOME FUND            GROWTH
                                                           (FORMERLY         (FORMERLY          OPPORTUNITIES
              YEAR ENDED DECEMBER 31, 1993               GUARANTEED FUND)   VARIABLE FUND)          FUND
- - - ----------------------------------------------------     ----------------  ---------------    -----------------
Investment income
    Interest                                              $    47,641,558  $      27,525       $         5,215
    Dividends                                                      -              -                     -
    Realized gains on sale of CIGNA stock                          -              -                     -
    Unrealized depreciation in CIGNA stock                         -              -                     -
    Net investment gain (loss) from separate accounts              -           3,012,364             1,486,719
                                                           --------------   ------------        --------------

        Total investment income                                47,641,558      3,039,889             1,491,934
                                                           --------------   ------------        --------------

Contributions
    Employees' contributions                                   49,460,336     12,488,533             2,841,717
    Employers' contributions
        (net of forfeitures of $ 797,184)                      19,720,780      5,281,413             1,113,049

   Rollover contributions                                       1,102,943         60,568               466,038
                                                           --------------   ------------        --------------

        Total contributions                                    70,284,059     17,830,514             4,420,804
                                                           --------------   ------------        --------------

Loan principal repayments                                       1,344,969        245,862               173,769

Loan interest received - allocated                                245,217         48,404                33,756

Loans issued                                                  (18,192,289)    (1,636,386)             (836,808)

Withdrawals and distributions                                 (36,406,714)    (6,173,969)              (96,665)

Commission expense                                                 -              -                     -

Interfund transfers                                           (13,478,580)   (29,634,084)           45,644,843
                                                           --------------   ------------        --------------

Net increase (decrease)                                        51,438,220    (16,279,770)           50,831,633

Transfers from other plans                                    195,470,522     21,239,403             4,742,918

Net assets available for benefits
    Beginning of year                                         525,838,530     94,326,490               -
                                                           --------------   ------------        --------------

    End of year                                           $   772,747,272  $  99,286,123       $    55,574,551
                                                           ==============   ============        ==============

                                                             STOCK MARKET      CIGNA         PARTICIPANT
              YEAR ENDED DECEMBER 31, 1993                    INDEX FUND     STOCK FUND         LOANS                TOTAL
- - - -------------------------------------------------------     -------------  -------------  ------------------ --------------------
Investment income
    Interest                                                $       1,231  $       8,626  $         351,155  $         48,035,310
    Dividends                                                        -         2,030,134             -                  2,030,134
    Realized gains on sale of CIGNA stock                            -         3,580,539             -                  3,580,539
    Unrealized depreciation in CIGNA stock                           -          (871,194)            -                   (871,194)
    Net investment gain (loss) from separate accounts            (300,720)        -                  -                  4,198,363
                                                             ------------  -------------  -----------------  --------------------

        Total investment income                                  (299,489)     4,748,105            351,155            56,973,152
                                                             ------------  -------------  -----------------  --------------------

Contributions
    Employees' contributions                                      542,498      4,055,861             -                 69,388,945
    Employers' contributions
        (net of forfeitures of $ 797,184)                         212,217      1,704,439             -                 28,031,898

   Rollover contributions                                         292,354         25,325             -                  1,947,228
                                                             ------------  -------------  -----------------  --------------------

        Total contributions                                     1,047,069      5,785,625             -                 99,368,071
                                                             ------------  -------------  -----------------  --------------------

Loan principal repayments                                          21,794        100,602         (1,886,996)               -

Loan interest received - allocated                                  4,619         19,159           (351,155)               -

Loans issued                                                      (81,681)      (715,359)        21,462,523                -

Withdrawals and distributions                                     (36,894)    (2,326,498)          (119,620)          (45,160,360)

Commission expense                                                 -             (10,712)            -                    (10,712)

Interfund transfers                                             6,491,661     (9,023,840)            -                     -
                                                             ------------  -------------  -----------------  --------------------

Net increase (decrease)                                         7,147,079     (1,422,918)        19,455,907           111,170,151

Transfers from other plans                                     11,386,734      5,451,315          2,280,766           240,571,658

Net assets available for benefits
    Beginning of year                                              -          39,484,065             -                659,649,085
                                                             ------------  -------------  -----------------  --------------------

    End of year                                              $ 18,533,813  $  43,512,462  $      21,736,673  $      1,011,390,894
                                                             ============  =============  =================  ====================

                                    11-K-14

                        SAVINGS AND INVESTMENT PLUS PLAN
                         NOTES TO FINANCIAL STATEMENTS


Note 4 - Investments (continued)




                                                     GUARANTEED          VARIABLE            CIGNA
          YEAR ENDED DECEMBER 31, 1992                  FUND               FUND           STOCK FUND             TOTAL
- - - -----------------------------------------------   --------------      -------------     --------------      ---------------
Investment income
    Interest                                       $  38,944,086      $      21,989     $       17,600      $    38,983,675
    Dividends                                             -                  -               2,042,368            2,042,368
    Realized gains on sale of CIGNA stock                 -                  -                 147,141              147,141
    Unrealized depreciation in CIGNA stock                -                  -              (1,501,910)          (1,501,910)
    Net investment gain from separate accounts            -               3,598,550             -                 3,598,550
                                                   -------------      -------------     --------------      ---------------


        Total investment income                       38,944,086          3,620,539            705,199           43,269,824
                                                   -------------      -------------     --------------      ---------------

Contributions
    Employees' contributions                          49,192,421         12,608,262          3,939,360           65,740,043
    Employers' contributions
        (net of forfeitures of $ 429,800)             20,383,383          5,350,362          1,678,471           27,412,216
                                                   -------------      -------------     --------------      ---------------

        Total contributions                           69,575,804         17,958,624          5,617,831           93,152,259

Withdrawals and distributions                        (37,783,252)        (6,331,473)        (2,846,898)         (46,961,623)

Interfund transfers                                    3,361,755            930,371         (4,292,126)              -
                                                   -------------      -------------     --------------      ---------------

Net increase (decrease)                               74,098,393         16,178,061           (815,994)          89,460,460

Net assets available for benefits
    Beginning of year                                451,740,137         78,148,429         40,300,059          570,188,625
                                                   -------------      -------------     --------------      ---------------

    End of year                                    $ 525,838,530      $  94,326,490     $   39,484,065      $   659,649,085
                                                   =============      =============     ==============      ===============

                                    11-K-15

                        SAVINGS AND INVESTMENT PLUS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 5 - INCOME TAX STATUS AND CONSEQUENCES

Internal Revenue Service determination letters have been received for the Plan and all Plan amendments through December 30, 1985, indicating the Plan's qualified status under Internal Revenue Code (IRC) Sections 401(a), 401(k) and 501(a). The Plan has been amended since receiving the determination letters. However, management believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision has been made for federal or state income taxes in the accompanying financial statements. Under existing federal income tax law the operation of the Plan has the following general tax consequences:

(a) Each employer is entitled to deduct its contributions under the Plan in computing its federal income tax liability.

(b) Participating employees are not subject to federal income tax on amounts contributed by them as well as by employers for their benefit, nor with respect to any investment results realized by the Plan, until such time as amounts are distributed to them.


NOTE 6 - PLAN EXPENSES

The investment results of all funds except the CIGNA Stock Fund are net of management fees, investment expenses, risk charges and administrative costs charged by CGLIC. Prior to 1993, a portion of CGLIC's administrative costs were paid by CIGNA. The investment results of the contracts with Equitable are net of investment management fees and expenses charged by the Equitable. Beginning May 1, 1993 brokers commissions resulting from buying or selling stock in the CIGNA Stock Fund are paid out of the accounts of participants. Prior to that date commissions were paid by CIGNA. Other costs associated with the operation of the Plan, including trustee and legal fees, are paid by CIGNA.


NOTE 7 - TERMINATION PRIORITIES

CIGNA intends to continue the Plan indefinitely, but reserves the right to terminate the Plan, in whole or in part, or to discontinue contributions at any time. If the Plan is terminated or contributions are discontinued, affected participants will become fully vested. Upon Plan termination, net assets of the Plan will be distributed in the manner CIGNA elects and in accordance with ERISA and its related regulations.

                                    11-K-16

                        SAVINGS AND INVESTMENT PLUS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 8 - PLAN MERGERS

During 1993 assets totaling $240,571,658 were transferred into the Plan from several separate CIGNA related benefit plans in order to merge the plans. The merged plans, dates of merger and the net assets transferred into SIP were as follows:

EQUICOR Retirement Savings Plan (December 31, 1993)                                              $ 115,135,932

Connecticut General Employees Profit Sharing Plan:
   Profit Sharing Plan portion (July 1, 1993)                                                       88,455,514
   Voluntary Investment Plan portion (October 1, 1993)                                              12,037,298

Supplemental Retirement Account Plans (December 31, 1993)                                           17,850,321

Connecticut General Career Agents Deferred
  Compensation Plan (October 1, 1993)                                                                3,460,058

M.C.C. Companies, Inc. Retirement Savings Plan (October 1, 1993)                                     2,022,528

Total Health Employee Investment Plan (October 1, 1993)                                                772,809

CIGNA Dental Health, Inc. 401(k) Savings Plan (October 1, 1993)                                        594,157

CIGNA Healthplan of Southern California Union
  Employees Profit Sharing Plan (October 1, 1993)                                                      243,041
                                                                                                  ------------
                                                                                                 $ 240,571,658
                                                                                                  ============

                                    11-K-17

                             SUPPLEMENTAL SCHEDULES
















                                    11-K-18

                                                                      SCHEDULE I


                        SAVINGS AND INVESTMENT PLUS PLAN

                           ASSETS HELD FOR INVESTMENT

                               DECEMBER 31, 1993



                                                     Face Amount,
                                                    Shares or Units            Cost               Market Value
                                                    ---------------      -------------           -------------
 Fixed Income Fund:
    CGLIC fixed annuity contract                      737,360,747        $ 737,360,747           $ 737,360,747
    Equitable guaranteed investment
      contracts                                        35,386,525           35,386,525              35,386,525

 Growth and Income Fund                                 9,305,835           97,073,116              99,286,123

 Fidelity Advisor Growth Opportunities
   Fund                                                 1,830,601           53,751,829              55,574,551

 CIGNA Stock Fund:
    CIGNA Corporation common stock                        680,847           35,079,945              42,723,149
    Short-term investments                                274,523              274,523                 274,523

 Stock Market Index Fund                                  810,453           16,670,660              18,533,813


 Participant Loans                                                                                  21,736,673
                                                                                                 -------------

 Total assets held for investment                                                              $ 1,010,876,104
                                                                                                 =============

                                    11-K-19

                                                                     SCHEDULE II


                        SAVINGS AND INVESTMENT PLUS PLAN

                         PARTY-IN-INTEREST TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 1993




A schedule of party-in-interest transactions has not been prepared because there were no party-in-interest transactions which are prohibited by ERISA and for which there is no statutory or administrative exemption.

                                    11-K-20

                                                                    SCHEDULE III


                        SAVINGS AND INVESTMENT PLUS PLAN

                            REPORTABLE TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 1993


      (Transactions with the same person or of the same issue aggregating
                5% or more of the current value of Plan assets.)



                                                                            ----------------- Sales -------------------
       Party Involved           Description of Asset         Purchases        Proceeds          Cost        Gain (Loss)
- - - ---------------------------   -----------------------        -----------    -----------     -----------     -----------
 Connecticut General Life
    Insurance Company         Fixed Annuity Contract         $71,874,244    $68,052,784     $68,052,784         -

 Connecticut General Life
    Insurance Company         Separate Account 3                   -         94,326,490      58,026,371     $36,300,119

 Connecticut General Life
    Insurance Company         Separate Account 9V            112,478,795     37,444,440      36,381,637       1,062,803

 Connecticut General Life
    Insurance Company         Separate Account 55A            50,273,173        933,474         876,119          57,355

                                    11-K-21

                                                                     SCHEDULE IV


                        SAVINGS AND INVESTMENT PLUS PLAN

              RECONCILIATION OF FORM 5500 TO FINANCIAL STATEMENTS

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          YEAR ENDED DECEMBER 31, 1993

                                                                     Form 5500           Financial Statements
                                                                     ---------           --------------------
Interest and dividends                                            $     50,065,444         $      50,065,444

Net gain on sale of assets (A)                                             972,709                 3,580,539

Unrealized appreciation (depreciation) of assets (A)                     1,736,636                  (871,194)

Net investment gain from separate accounts                               4,198,363                 4,198,363

Contributions                                                           99,368,071                99,368,071

Expenses                                                                   (10,712)                  (10,712)

Withdrawals (B)                                                        (41,513,822)              (45,160,360)
                                                                     -------------             -------------

Net increase                                                           114,816,689               111,170,151

Transfers from other plans                                             240,571,658               240,571,658

Net assets available for benefits:
  Beginning of year (B)                                                656,002,547               659,649,085
                                                                     -------------             -------------

  End of year                                                     $  1,011,390,894         $   1,011,390,894
                                                                     =============             =============


(A) Form 5500 reporting requires that realized and unrealized investment gains and losses be determined separately based on revalued cost - that is, the current value of the assets at the beginning of the plan year, as carried forward from the end of the prior year - or historical cost if the investment was acquired since the beginning of the plan year.

(B) In addition, Form 5500 reporting requires that benefits incurred but not paid be recognized at the reporting date of the Plan's net assets. However, in order to comply with guidance for accounting and disclosure by employee benefit plans, benefit obligations are recognized on a paid basis for financial statement purposes. There were no such benefit obligations incurred but not paid as of December 31, 1993.

                                    11-K-22

                                    Exhibits

Exhibits are listed in the Index to Exhibits appearing on page
E-1.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                               SAVINGS AND INVESTMENT PLUS PLAN



Date:  June 28, 1994                           By:  /s/DAVID W. DURHAM
                                                    --------------------
                                                    David Durham
                                                    Plan Administrator





                                    11-K-23

                               Index to Exhibits



                                                                  Method of
     Number                         Description                   Filing
     ------                         -----------                   --------
     23.1                           Consent of                    Filed herewith
                                    Independent
                                    Accountants





                                     -E-1-